EXHIBIT 99.1

Almaden Announces Mexican Federal Government Issues Decree to Temporarily Suspend All Non-Essential Businesses, Including Mining and Exploration, Until April 30, 2020 Due to COVID-19

VANCOUVER, British Columbia, April 01, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE American) announces that the Mexican federal government has mandated that all non-essential businesses, including mining and exploration, temporarily suspend operations until April 30 due to the COVID-19 virus (the “Decree”).

As Almaden is pursuing permitting of the Ixtaca project, it has not had an ongoing technical program at the project. Moreover, Almaden has already suspended its activities in order to protect its work force and local communities, and employees at the corporate office and in Mexico have been working from home when possible. Almaden will continue to follow government health protocols and implement additional protocols as may be necessary for the protection of its workforce and local communities, and as contemplated in the Decree will only engage in activities whose suspension may have irreversible effects for the continuance of Almaden’s business.

In terms of legal actions and administrative procedures in which the Company is involved in Mexico, Almaden understands from a communication issued by the Judicial authorities that all Court activities in Mexico have been formally suspended until April 20, 2020. It is unclear at this time whether this court suspension will be extended beyond April 20.

J. Duane Poliquin, Chairman of Almaden stated: “We recognize the seriousness of this pandemic and have previously taken precautionary measures to protect our employees, their families and local communities. We will continue to monitor the situation closely and urge all of our stakeholders to take the necessary steps against the spread of this virus”.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Almaden discovered the Ixtaca gold-silver deposit in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward-Looking Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the intended use of net proceeds of the Offering.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the COVID-19 pandemic, the impact of the pandemic on Almaden and the impact of government action aimed at ameliorating the pandemic on Almaden’s workforce, business and operations, political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the Company’s forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/